

Mail Stop 6010

April 11, 2008

VIA U.S. MAIL and FACSIMILE

Harold C. F. Dickout
Chief Executive Officer
Americas Wind Energy Corporation
24 Palace Arch Drive
Toronto, Ontario, Canada   M9A 2S1

> **RE: Americas Wind Energy Corporation**
> **Form 10-K for the fiscal year ended July 31, 2007**
> **Filed November 13, 2007**
> **File No. 000-50861**

Dear Mr. Dickout:

We have reviewed your response dated April 2, 2008 and related filings and have the following comments. We have limited our review of your filing to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended July 31, 2007

Item 6. Management's Discussion and Analysis or Plan of Operation

Results of Operations for the year ended July 31, 2007 compared to July 31, 2006, page 17

1.   We reference prior comment 2 in our letter dated February 12, 2008. It appears that you have reported interest expense related to borrowings in General and Administrative expense and in Interest Expense, a separate caption under Other Income (Expense). Please tell us why you believe it is appropriate report interest expense in the two separate locations.

Consolidated Balance Sheets, page F-2

2.   We note your response to prior comment 6 in our letter dated February 12, 2008. Under paragraphs 4 and 5 of SFAS 129 your financial statements should present disclosure of the pertinent rights and privileges of outstanding equity securities. Accordingly, to the extent the Class A special voting shares have not been converted or otherwise canceled it continues to be unclear why it is appropriate under US GAAP to present those shares as if they have been converted to common shares. While we see your reference to EITF 00-18 it is not clear how that document addresses your fact pattern. Please further advise.

Note 4. Costs and Billings on Uncompleted Contracts, page F-17

3.   We reference your response to prior comment 11 in our letter dated February 12, 2008. Please tell us specifically how you determined that there are no losses on contracts in process in light of the increases in cost referred to in your response and the history of losses on contracts. Describe the specific basis for your conclusion.

Note 7. Intangible Assets, page F-18

4.   We see your response to prior comments 13 and 14 in our letter dated February 12, 2008. We continue to believe that it is unusual for a technology related intangible to be assigned an indefinite useful life. We reference Paragraph 11(e) of SFAS 142, which requires that the effects of obsolescence, known technological advances, competition, regulatory or legislative action and other economic factors be considered in estimating the useful life. Please respond to the following comments regarding the indefinite lived license agreement:

·   We understand that the license relates to medium capacity wind turbines, including, but not limited to, the LW50, LW52 and LW 58 wind turbines and all related developments. We note your statement that "technological innovation …is currently being pushed by the desire to develop larger onshore and offshore wind turbine technology." Please further support the assertion that you do not expect future technological advances to make the medium capacity wind turbine models obsolete for the *indefinite* future.

·   Please further explain to us how you concluded that there are high barriers to entry in the industry. In that regard, further elaborate on the statement that there is "limited local technical capacity and industry experience." Given the size of your company, explain how that is an impediment to other entities.

·   Also, further explain why others, including more established entities already engaged in wind turbine manufacturing, could not develop or license technology for medium capacity wind turbines and enter the market at anytime. In that regard, explain why there is not economic incentive for others to enter the industry in light of your statement that the demand for turbines exceeds the supply.

·   You indicate that intellectual property rights have served as barriers to entry in several markets. Please tell us how that statement applies to your specific market. Address how you have considered whether others already possess technology that could be used to enter the medium capacity turbine market.

·   Please describe all circumstances that could lead to termination of the license agreement. Confirm that there are no formal or informal minimum sales or other performance requirements other than on-going royalties on sales that could lead to termination of the license by EWT.

5.   Please note that Paragraph 11 of SFAS 142 states that the useful life of an intangible asset is the period over which an asset is expected to contribute directly or indirectly to the future cash flows of an entity. As such, the useful life of the license agreement should correlate to the expected cash inflows associated with underlying technology. Please provide us with your analysis of the period over which you expect to generate cash flows from the medium capacity wind turbines and the basis for calculating cash flows for an indefinite period. Please explain all significant assumptions on which your analysis is based and describe why you believe those assumptions are reasonable.

6.   As a related matter, you state that the licensee (Company) is expected to "upkeep and to maintain through regular updates and upgrades and improvements the Goods such that the Goods will be saleable." It appears from the license agreement that the licensor is responsible for maintenance and improvement. Please advise.

Form 10-Q for the quarterly period ended January 31, 2008

Item 2. Management's Discussion and Analysis or Plan of Operation

Plan of Operation, page 20

7.   We see that for the six months ended January 31, 2008, you did not generate any revenues. In your response and in future filings, please describe within your plan of operations current "in process" wind turbine contracts and when you expect to recognize revenue from these contracts.

Representations

8.   As requested in our letter dated February 29, 2008, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3605 if you have questions. In this regard, please do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676 with any other questions.

                                                        Sincerely,

                                                        Gary Todd
                                                        Reviewing Accountant